February 14, 2006
REGI U.S., INC. / REG TECHNOLOGIES INC. REPORT THE RADMAX™ ENGINE HAS BEEN RECEIVED FROM RADIAN MILPARTS

For Immediate Release: February 14, 2006. Vancouver, BC REGI U.S., Inc. (OTC BB: RGUS, Berlin Stock Exchange: RGJ)/Reg Technologies, Inc. (TSX Venture Exchange: RRE, OTC BB: REGRF) wish to announce the 125 H.P. RadMax™ engine has been received by REGI U.S., Inc. from Radian Milparts and will be tested by our rotary engine specialist. The 125 H.P. RadMax™ engine is the improved version of the 42 H.P. RadMax™ engine, which focused on eliminating leak paths and was designed for maintainability.

Our rotary engine specialist, Shane Kabish, will commence a thorough testing of the 125 H.P. engine using a variety of fuels.

ABOUT REG TECHNOLOGIES, INC. / REGI U.S., INC.

REGI U.S., Inc. owns the U.S. rights and the parent company Reg Technologies Inc. owns the worldwide rights to the Rand Cam™ rotary technology. The engine is a light weight rotary engine that has only two moving parts: the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This revolutionary design makes it possible to produce a total of 24 continuous power impulses per one rotation that is vibration free and extremely quiet. The Rand Cam™ engine also has multi-fuel capabilities and is able to operate using fuels including natural gas, hydrogen, propane and diesel. Reg Technologies Inc., together with REGI U.S., Inc., is in the process of testing a Rand Cam™ diesel engine for a generator application for hybrid electric cars and for unmanned aerial applications for the U.S. military. For more information please visit www.regtech.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson
President

Contacts:
Regi U.S., Inc
John Robertson, 1-800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Statements in this press release regarding Reg Technologies/REGI's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the Company's products and services, the Company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.